EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER COMMON SHARE

FIRST GUARANTY BANCSHARES, INC.

Net income per common share has been computed by dividing income available to common shareholders by the weighted average number of shares outstanding for each year presented. Shares of the Company’s common stock, both $1 par and $5 par have the same privileges, restrictions, and rights, including voting and dividend rights.